The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated February 2, 2023

February , 2023	Registration Statement Nos. 333-236659 and 333-236659-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

Capped Monthly Observation Notes Linked to the S&P 500® Index due March 4, 2024

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes are designed for investors who seek a minimum return of 1.00% at maturity. The notes may pay a higher return at maturity based on the sum of the capped monthly performances of the S&P 500® Index, where monthly increases in the level of the Index are subject to a cap of at least 1.75% per month. The notes do not limit your exposure to monthly decreases in the level of the Index. As a result, a decline in the level of the Index in one or a limited number of Observation Periods may offset capped increases in the level of the Index in other Observation Periods and limits the return on the notes at maturity. Accordingly, investors should be willing to accept a return of only 1.00% at maturity.
•	Investors should be willing to forgo interest and dividend payments, while seeking full repayment of principal at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about February 28, 2023 and are expected to settle on or about March 3, 2023.
•	CUSIP: 48133TU52

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-10 of the accompanying product supplement, “Risk Factors” beginning on page US-3 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $7.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $982.00 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $900.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 3-II dated November 4, 2020, underlying supplement no. 1-II dated November 4, 2020 and the prospectus and prospectus supplement, each dated April 8, 2020

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Index: The S&P 500® Index (Bloomberg ticker: SPX)

Participation Rate: 100.00%

Maximum Monthly Return: At least 1.75% per month (to be provided in the pricing supplement)

Minimum Amount: $10.00 per $1,000 principal amount note

Observation Periods: Each monthly period beginning on (and including) an Observation Date and ending on (and including) the next succeeding Observation Date, provided that the first Observation Period is the period beginning on (and including) the Pricing Date and ending on (and including) the first Observation Date

Pricing Date: On or about February 28, 2023

Original Issue Date (Settlement Date): On or about March 3, 2023

Observation Dates*: March 28, 2023, April 28, 2023, May 30, 2023, June 28, 2023, July 28, 2023, August 28, 2023, September 28, 2023, October 30, 2023, November 28, 2023, December 28, 2023, January 29, 2024 and February 28, 2024

Maturity Date*: March 4, 2024

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which will not be less than the Minimum Amount.

You are entitled to repayment of principal in full at maturity, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

Additional Amount: The Additional Amount payable at maturity per $1,000 principal amount note will equal:

$1,000 × the sum of the Capped Monthly Returns for the Observation Periods × the Participation Rate,

provided that the Additional Amount will not be less than the Minimum Amount.

The Additional Amount is effectively capped due to the Capped Monthly Returns. The sum of the Capped Monthly Returns may be less than the point-to-point performance of the Index from the Pricing Date to the final Observation Date.

Capped Monthly Return: For each Observation Period, the lesser of (i) the Index Return for that Observation Period and (ii) the Maximum Monthly Return

There is no lower limit on the value of any negative Capped Monthly Return. However, positive performance of the Index during any Observation Period is capped by the Maximum Monthly Return. As a result, a decline in the level of the Index in one or a limited number of Observation Periods may offset capped increases in the level of the Index in other Observation Periods and limits the return on the notes at maturity.

Index Return: For each Observation Period,

(Final Value – Initial Value)
Initial Value

Initial Value: For any Observation Period, the closing level of the Index on the Observation Date on which that Observation Period begins, provided that the Initial Value for the first Observation Period will be the closing level of the Index on the Pricing Date

Final Value: For any Observation Period, the closing level of the Index on the Observation Date on which that Observation Period ends

PS-1 | Structured Investments Capped Monthly Observation Notes Linked to the S&P 500® Index

Hypothetical Payout Profile

The following table illustrates the hypothetical payment at maturity on the notes linked to a hypothetical Index. The hypothetical payments set forth below assume the following:

•	a Participation Rate of 100.00%;
•	a Maximum Monthly Return of 1.75% per month; and
•	a Minimum Amount of $10.00 per $1,000 principal amount note.

Each hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table have been rounded for ease of analysis.

Sum of the Capped Monthly Returns	Sum of the Capped Monthly Returns × Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity
21.00%	21.00%	$210.00	+	$1,000.00	=	$1,210.00
20.00%	20.00%	$200.00	+	$1,000.00	=	$1,200.00
15.00%	15.00%	$150.00	+	$1,000.00	=	$1,150.00
10.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
5.00%	5.00%	$50.00	+	$1,000.00	=	$1,050.00
1.00%	1.00%	$10.00	+	$1,000.00	=	$1,010.00
0.50%	0.50%	$10.00	+	$1,000.00	=	$1,010.00
0.00%	0.00%	$10.00	+	$1,000.00	=	$1,010.00
-5.00%	-5.00%	$10.00	+	$1,000.00	=	$1,010.00
-10.00%	-10.00%	$10.00	+	$1,000.00	=	$1,010.00
-15.00%	-15.00%	$10.00	+	$1,000.00	=	$1,010.00
-20.00%	-20.00%	$10.00	+	$1,000.00	=	$1,010.00
-30.00%	-30.00%	$10.00	+	$1,000.00	=	$1,010.00
-40.00%	-40.00%	$10.00	+	$1,000.00	=	$1,010.00
-50.00%	-50.00%	$10.00	+	$1,000.00	=	$1,010.00
-60.00%	-60.00%	$10.00	+	$1,000.00	=	$1,010.00
-70.00%	-70.00%	$10.00	+	$1,000.00	=	$1,010.00

In no event will the Additional Amount be greater than $1,210.00 per $1,000 principal amount note.

PS-2 | Structured Investments Capped Monthly Observation Notes Linked to the S&P 500® Index

How the Notes Work

Investors will receive at maturity the $1,000 principal amount plus the Additional Amount, which is equal to $1,000 times the sum of the Capped Monthly Returns for the Observation Periods times the Participation Rate of 100.00% and which will not be less than the Minimum Amount of $10.00 per $1,000 principal amount note.

Upside Scenario:

If the sum of the Capped Monthly Returns is greater than 1.00%, the Additional Amount will be equal to $1,000 times the sum of the Capped Monthly Returns for the Observation Periods times the Participation Rate of 100.00%.

•	If the sum of the Capped Monthly Returns for the Observation Periods is 10.00%, investors will receive at maturity a return equal to 10.00%, or $1,100.00 per $1,000 principal amount note.

Minimum Amount Scenario:

If the sum of the Capped Monthly Returns is not greater than 1.00%, the Additional Amount will be equal to the Minimum Amount of $10.00, and investors will receive at maturity a return equal to 1.00%, or $1,010.00 per $1,000 principal amount note.

•	If the sum of the Capped Monthly Returns for the Observation Periods is 0.50%, investors will receive at maturity a return equal to 1.00%, or $1,010.00 per $1,000 principal amount note, which reflects the Minimum Amount.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

PS-3 | Structured Investments Capped Monthly Observation Notes Linked to the S&P 500® Index

How to Calculate the Capped Monthly Returns

The monthly performance of the Index over the term of the notes may have a significant effect on the payment at maturity on the notes because the Additional Amount is calculated based on the sum of the Capped Monthly Returns for the Observation Periods.

The hypothetical returns set forth below assume the following:

•	an Initial Value for the first Observation Period of 100.00; and
•	a Maximum Monthly Return of 1.75% per month.

The hypothetical Initial Value for the first Observation Period of 100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value for the first Observation Period or any other Observation Period. The actual Initial Value for the first Observation Period will be the closing level of the Index on the Pricing Date and will be provided in the pricing supplement. For historical data regarding the actual closing levels of the Index, please see the historical information set forth under “The Index” in this pricing supplement.

If the sum of the Capped Monthly Returns is not greater than 1.00%, the payment at maturity per $1,000 principal amount note will be limited to the principal amount plus the Minimum Amount of $10.00. Each hypothetical example set forth below is for illustrative purposes only and may not reflect the actual performance of the Index over the term of the notes. The numbers appearing in the following table have been rounded for ease of analysis.

Example 1

Observation Period	Hypothetical Initial Value	Hypothetical Final Value	Index Return	Capped Monthly Return
First	100.00	101.00	1.00%	1.00%
Second	101.00	98.98	-2.00%	-2.00%
Third	98.98	99.97	1.00%	1.00%
Fourth	99.97	98.97	-1.00%	-1.00%
Fifth	98.97	100.45	1.50%	1.50%
Sixth	100.45	99.45	-1.00%	-1.00%
Seventh	99.45	100.44	1.00%	1.00%
Eighth	100.44	99.44	-1.00%	-1.00%
Ninth	99.44	100.43	1.00%	1.00%
Tenth	100.43	99.43	-1.00%	-1.00%
Eleventh	99.43	100.92	1.50%	1.50%
Twelfth	100.92	100.42	-0.50%	-0.50%

Sum of the Capped Monthly Returns over the term of the notes:	0.50%
Return on the Index over the term of the notes [(100.42 - 100.00) / 100.00]:	0.42%

In this example, we assume that the level of the Index remains relatively flat over the term of the notes. As this example illustrates, the sum of the Capped Monthly Return over the term of the notes may exceed the return on the Index. In this example, the sum of the Capped Monthly Returns over the term of the notes is 0.50%, while the return on the Index over the same period is 0.42%.

PS-4 | Structured Investments Capped Monthly Observation Notes Linked to the S&P 500® Index

Example 2

Observation Period	Hypothetical Initial Value	Hypothetical Final Value	Index Return	Capped Monthly Return
First	100.00	106.00	6.00%	1.75%
Second	106.00	114.48	8.00%	1.75%
Third	114.48	122.49	7.00%	1.75%
Fourth	122.49	129.84	6.00%	1.75%
Fifth	129.84	142.82	10.00%	1.75%
Sixth	142.82	155.67	9.00%	1.75%
Seventh	155.67	146.33	-6.00%	-6.00%
Eighth	146.33	136.09	-7.00%	-7.00%
Ninth	136.09	127.92	-6.00%	-6.00%
Tenth	127.92	121.52	-5.00%	-5.00%
Eleventh	121.52	115.44	-5.00%	-5.00%
Twelfth	115.44	108.51	-6.00%	-6.00%

Sum of the Capped Monthly Returns over the term of the notes:	-24.50%
Return on the Index over the term of the notes [(108.51 - 100.00) / 100.00]:	8.51%

In this example, we assume that the level of the Index increases significantly in the first six months and decreases significantly in the remaining months. As this example illustrates, the 1.75% Maximum Monthly Return applied to any monthly increases in the level of the Index and the full exposure to any monthly decreases in the level of the Index can result in a sum of the Capped Monthly Returns over the term of the notes that significantly trails the return on the Index. In this example, the sum of the Capped Monthly Returns over the term of the notes is -24.50%, while the return on the Index over the same period is 8.51%.

Example 3

Observation Period	Hypothetical Initial Value	Hypothetical Final Value	Index Return	Capped Monthly Return
First	100.00	93.00	-7.00%	-7.00%
Second	93.00	98.58	6.00%	1.75%
Third	98.58	94.64	-4.00%	-4.00%
Fourth	94.64	95.59	1.00%	1.00%
Fifth	95.59	96.55	1.00%	1.00%
Sixth	96.55	90.76	-6.00%	-6.00%
Seventh	90.76	91.67	1.00%	1.00%
Eighth	91.67	97.17	6.00%	1.75%
Ninth	97.17	102.03	5.00%	1.75%
Tenth	102.03	94.89	-7.00%	-7.00%
Eleventh	94.89	94.89	0.00%	0.00%
Twelfth	94.89	91.09	-4.00%	-4.00%

Sum of the Capped Monthly Returns over the term of the notes:	-19.75%
Return on the Index over the term of the notes [(91.09 - 100.00) / 100.00]:	-8.91%

In this example, we assume that the level of the Index fluctuates over the term of the notes. In this example, the sum of the Capped Monthly Returns over the term of the notes is -19.75%, while the return on the Index over the same period is -8.91%.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

PS-5 | Structured Investments Capped Monthly Observation Notes Linked to the S&P 500® Index

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement, product supplement and underlying supplement.

Risks Relating to the Notes Generally

•	THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT PLUS THE MINIMUM AMOUNT —

If the sum of the Capped Monthly Returns for the Observation Periods is not greater than 1.00%, you will receive only the principal amount plus the Minimum Amount per $1,000 principal amount note at maturity, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should be willing to receive no more than the principal amount plus the Minimum Amount per $1,000 principal amount at maturity.

•	THE CAPPED MONTHLY RETURN FOR EACH OBSERVATION PERIOD DURING THE TERM OF THE NOTES IS SUBJECT TO THE MAXIMUM MONTHLY RETURN —

As a result, the Capped Monthly Return for any Observation Period during the term of the notes will not exceed the Maximum Monthly Return, even though the Index may appreciate by more than the Maximum Monthly Return during some or all of the Observation Periods. You will not benefit from any appreciation of the Index above the Maximum Monthly Return during any Observation Period. If the Index Return for any Observation Period during the term of the notes is greater than the Maximum Monthly Return, your return on the notes may be less than your return would be if you had owned a certificate of deposit or other instrument that did not limit the monthly appreciation of the Index. The amount of the difference, if any, between the sum of the Capped Monthly Returns and the sum of the monthly appreciation of the Index will depend, in part, on how often and by how much Index Return for any Observation Period exceeds the Maximum Monthly Return. This difference could be significant.

•	THERE IS NO LOWER LIMIT ON THE VALUE OF ANY NEGATIVE CAPPED MONTHLY RETURNS, AND A DECLINE IN THE LEVEL OF THE INDEX IN ONE OR A LIMITED NUMBER OF OBSERVATION PERIODS MAY OFFSET SIGNIFICANT INCREASES IN THE LEVEL OF THE INDEX IN OTHER OBSERVATION PERIODS —

The notes do not limit your exposure in any Observation Period to any declines in the level of the Index. In addition, because the Maximum Monthly Return limits your opportunity for appreciation, significant declines in the level of the Index during one or a limited number of Observation Periods, in effect, are given greater weight than significant increases in the level of the Index during other Observation Periods. For example, if the Capped Monthly Return in any one Observation Period is sufficiently negative, you may not receive more than the principal amount plus the Minimum Amount per $1,000 principal amount note at maturity, even if the Capped Monthly Returns for each of the other Observation Periods over the term of the notes were equal to the Maximum Monthly Return. In addition, it is possible for you to receive no more than the principal amount plus the Minimum Amount per $1,000 principal amount note at maturity even if the Index has appreciated significantly on a point-to-point basis from the Pricing Date to the final Observation Date.

•	THE RETURN ON THE NOTES MAY BE LESS THAN IF THE ADDITIONAL AMOUNT WERE CALCULATED USING THE POINT-TO-POINT PERFORMANCE OF THE INDEX FROM THE PRICING DATE TO THE FINAL OBSERVATION DATE —

The Capped Monthly Return for any Observation Period is based on the Initial Value and the Final Value for that Observation Period.  In a rising market, the Initial Value for any Observation Period following the first Observation Period will be higher than the closing level of the Index on the Pricing Date, which means that the Capped Monthly Return for that Observation Period will be less than the percentage change in the level of the Index from the Pricing Date.

For example, if the closing level of the Index were 100.00 on the Pricing Date and it increased to 101.00 on the first Observation Date and then to 102.515 on the second Observation Date, the sum of the Capped Monthly Returns for the first two Observation Periods would be 1.00% + 1.50% = 2.50%, whereas the percentage change in the level of the Index would be 2.515%.  Accordingly, under these circumstances, the sum of the Capped Monthly Returns will be less than the actual percentage change in the level of the Index and your return on the notes will be less than if the Additional Amount were calculated using the point-to-point performance of the Index from the Pricing Date to the final Observation Date.

•	THE NOTES DO NOT REFLECT COMPOUNDED RETURNS —

The Additional Amount, if any, is calculated, in part, based on the sum of the Capped Monthly Returns on a simple interest basis, meaning that it is calculated on the principal amount of the notes you hold at maturity on the final Observation Date, rather than a

PS-6 | Structured Investments Capped Monthly Observation Notes Linked to the S&P 500® Index

compound interest return calculated monthly. Over time, simple interest results in a lower return than you would receive if the Capped Monthly Returns were compounded monthly.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	CHANGES IN THE INDEX RETURN OVER THE TERM OF THE NOTES MAY OFFSET EACH OTHER —

Movements in the level of the Index over the term of the notes may not correlate with each other. Increases in the level of the Index in some Observation Periods may be moderated, or more than offset, by lesser increases or declines in the level of the Index in other Observation Periods. If the sum of the Capped Monthly Returns is not greater than 1.00%, you will receive at maturity only $1,000 plus the Minimum Amount for each $1,000 principal amount note.

•	THE NOTES DO NOT PAY INTEREST.
•	YOU WILL NOT RECEIVE DIVIDENDS ON THE SECURITIES INCLUDED IN THE INDEX OR HAVE ANY RIGHTS WITH RESPECT TO THOSE SECURITIES.
•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —

You should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Maximum Monthly Return.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

PS-7 | Structured Investments Capped Monthly Observation Notes Linked to the S&P 500® Index

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Index

•	JPMORGAN CHASE & CO. IS CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDEX,

but JPMorgan Chase & Co. will not have any obligation to consider your interests in taking any corporate action that might affect the level of the Index.

PS-8 | Structured Investments Capped Monthly Observation Notes Linked to the S&P 500® Index

The Index

The Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see “Equity Index Descriptions — The S&P U.S. Indices” in the accompanying underlying supplement.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 5, 2018 through January 27, 2023. The closing level of the Index on January 30, 2023 was 4,017.77. We obtained the closing levels above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Pricing Date or any Observation Date. There can be no assurance that the performance of the Index will result in a payment at maturity in excess of your principal amount plus the Minimum Amount, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

Tax Treatment

There is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “Tax Consequences to U.S. Holders — Notes with a Term of More than One Year — Notes Treated as Contingent Payment Debt Instruments” in the accompanying product supplement no. 3-II. Based on current market conditions, we intend to treat the notes for U.S. federal income tax purposes as “contingent payment debt instruments.” Assuming this treatment is respected, as discussed in that subsection, unlike a traditional debt instrument that provides for periodic payments of interest at a single fixed rate, with respect to which a cash-method investor generally recognizes income only upon receipt of stated interest, you generally will be required to accrue original issue discount (“OID”) on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity. Upon sale or exchange (including at maturity), you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted basis in the note, which generally will equal the cost thereof, increased by the amount of OID you have accrued in respect of the note. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. Special rules may apply if the amount payable at maturity is treated as becoming fixed prior to maturity. You should consult your tax adviser concerning the application of these rules. The discussions herein and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.

Because our intended treatment of the notes as CPDIs is based on current market conditions, we may determine an alternative treatment is more appropriate based on circumstances at the time of pricing. Our ultimate determination will be binding on you, unless you properly disclose to the IRS an alternative treatment. Also, the IRS may challenge the treatment of the notes as CPDIs. If we

PS-9 | Structured Investments Capped Monthly Observation Notes Linked to the S&P 500® Index

determine not to treat the notes as CPDIs, or if the IRS successfully challenges the treatment of the notes as CPDIs, then the notes could be treated as original issue discount debt instruments (that are not CPDIs) with an amount of original issue discount equal to the maximum return at maturity. Under this treatment, if you are a U.S. Holder, your annual taxable income from (and adjusted tax basis in) the notes would be greater than if it were based on the comparable yield, and any loss recognized upon a disposition of the notes (including upon maturity) would be capital loss, the deductibility of which is subject to limitations. Accordingly, this alternative treatment could result in adverse tax consequences to you.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2025 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

The discussions in the preceding paragraphs, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes with a Term of More than One Year — Notes Treated as Contingent Payment Debt Instruments”) in the accompanying product supplement, to the extent they reflect statements of law, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Comparable Yield and Projected Payment Schedule

We will determine the comparable yield for the notes and will provide that comparable yield and the related projected payment schedule (or information about how to obtain them) in the pricing supplement for the notes, which we will file with the SEC. The comparable yield for the notes will be determined based upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities at the time of issuance. The comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed with respect to the notes in each year and are neither a prediction nor a guarantee of what the actual yield will be.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

PS-10 | Structured Investments Capped Monthly Observation Notes Linked to the S&P 500® Index

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Payout Profile,” “How the Notes Work ” and “How to Calculate the Capped Monthly Returns” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Index” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Supplemental Information About the Form of the Notes

The notes will initially be represented by a type of global security that we refer to as a master note.  A master note represents multiple securities that may be issued at different times and that may have different terms.  The trustee and/or paying agent will, in accordance with instructions from us, make appropriate entries or notations in its records relating to the master note representing the notes to indicate that the master note evidences the notes.

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Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 3-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021466/crt_dp139321-424b2.pdf
•	Underlying supplement no. 1-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021471/crt_dp139381-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

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